UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                     FORM 15

             CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
                  15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                  -------------

                         COMMISSION FILE NUMBER: 0-20803

                                   BRCOM INC.
             (Exact name of registrant as specified in its charter)


                             201 EAST FOURTH STREET
                             CINCINNATI, OHIO 45202
                                 (513) 397-9900
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             12-1/2% SERIES B JUNIOR
                     EXCHANGEABLE PREFERRED STOCK DUE 2009,
                            PAR VALUE $0.01 PER SHARE

                      9% SENIOR SUBORDINATED NOTES DUE 2008
            (Title of each class of securities covered by this Form)


                                     NONE
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

                                  -------------

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

             Rule 12g-4(a)(1)(i)   [X]
             Rule 12g-4(a)(1)(ii)  [ ]
             Rule 12g-4(a)(2)(i)   [ ]
             Rule 12g-4(a)(2)(ii)  [ ]
             Rule 12h-3(b)(1)(i)   [X]
             Rule 12h-3(b)(1)(ii)  [ ]
             Rule 12h-3(b)(2)(i)   [ ]
             Rule 12h-3(b)(2)(ii)  [ ]
             Rule 15d-6            [ ]

     Approximate number of holders of record as of the certification or notice date: 0; see Exhibit A.

     Pursuant to the requirements of the Securities Exchange Act of 1934 BRCOM Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  September 12, 2003

                                        BRCOM INC.


                                        By: /s/ Shane Brown
                                            ---------------------------------
                                            Name:  Shane Brown
                                            Title: Director

                                                                     EXHIBIT A

(1)  12-1/2% SERIES B JUNIOR EXCHANGEABLE PREFERRED STOCK DUE 2009
          In connection with Cincinnati Bell Inc.'s exchange offer for all of the outstanding shares of 12-1/2% Series B Junior Exchangeable Preferred Stock due 2009 and a subsequent merger of a newly-formed wholly owned subsidiary of Cincinnati Bell with and into BRCOM Inc., the Preferred Stock has been canceled and is no longer in existence. The registration of the Preferred Stock is being terminated in accordance with Rule 12g-4(a)(1)(i).

(2)  9% SENIOR SUBORDINATED NOTES DUE 2008
          In connection with Cincinnati Bell's exchange offer for all of the outstanding 9% Senior Subordinated Notes due 2008 and a 100% tender by the holders of the Notes, the Notes have been canceled and are no longer in existence. The registration of the Notes is being terminated in accordance with Rule 12g-4(a)(1)(i).